Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980
July 3, 2024
Lisa N. Larkin, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002
Re:    Nuveen Churchill Private Credit Fund
Registration Statement on Form 10
File No. 000-56659
Dear Ms. Larkin:
On behalf of Nuveen Churchill Private Credit Fund (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2024, regarding the Company’s Registration Statement on Form 10 (File No. 000-56659) (the “Registration Statement”) filed on May 21, 2024. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement on Form 10 filed with the SEC on July 3, 2024 (the “Amended Registration Statement”).
Legal Comments
Page 2 – Explanatory Note
1.    Within the bolded bullet points, please disclose that:
    Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
Response: The Company has revised page 2 of the Amended Registration Statement to reflect the Staff’s comment.
Page 5 – The Company – Nuveen Churchill Private Credit Fund
2.    The Company’s name includes “private credit,” which is a type of investment. The name is therefore subject to Rule 35d-1 of the 1940 Act.
    Please add an 80% policy to include private credit investments, and disclose what qualifies as a credit investment (e.g., debt).

    Please add disclosure regarding whether a change in the 80% policy is subject to 60 days’ notice or requires shareholder approval.
    Please confirm that the Company will not include unfunded commitments or equity investments in its 80% policy.
Response: The Company respectfully advises the Staff on a supplemental basis that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), does not apply to the term “Private Credit” in the Company’s name because the term does not suggest a focus in a particular type of investment or in investments in a particular industry or industries, which are within the scope of the Rule 35d-1 under the 1940 Act. Rather, the term “Private Credit” is a generic term that is broadly used in the business development company (“BDC”) industry and is intended to refer to the Company’s investments in privately negotiated transactions.
Page 6 – Portfolio Management
3.    In the second sentence, disclosure refers to the “PEJC Investment Committee of Churchill.” Please define “PEJC.”
Response: The Company has revised page 6 of the Amended Registration Statement to reflect the Staff’s comment.
4.    The names and biographies disclosed in this section do not align with the names and biographies disclosed under, “Other Senior Investment Professionals,” on page 8. Please revise.
Response: The Company respectfully advises the Staff that the individuals disclosed under the subsection entitled “Other Senior Investment Professionals” refer to senior investment professionals that will support the portfolio management of the Company and, other than Christopher Cox and Kevin Meyer, these individuals are not on any investment committee. The Company has revised page 6 of the Amended Registration Statement to reflect the foregoing.
Page 11 – Examples of Calculation of the Incentive Fee on Income Based on Income Assumptions
5.    Please provide a graphical representation of the income-related portion of any incentive fee.
Response: The Company has revised page 10 of the Amended Registration Statement to reflect the Staff’s comment.
Page 14 – Administration Agreement
6.    Please disclose if there is a limit on the administrative fee payable by Company shareholders, and if there is no such limit, please disclose that fact.
Response: The Company has revised page 15 of the Amended Registration Statement to reflect the Staff’s comment.
Page 15 – Fees and Expenses
7.    Please consider including an expense example to show how much an investor would pay on a stated investment amount, with an assumed annual rate of return, over set time periods. See, e.g., Item 3 of Form N-2.
Response: The Company has revised page 16 of the Amended Registration Statement to reflect the Staff’s comment.

Page 16 – Investment Strategy
8.    In the last line of the third paragraph, disclosure states that the “percentage of our portfolio allocated to the Liquid Investment strategy will be at the discretion of the Adviser.” Please clarify that such discretion will be subject to the Company’s compliance with the Rule 35d-1 80% policy.
Response: The Company respectfully advises the Staff on a supplemental basis, as described in response to Comment #2 above, the Company does not believe it is subject to Rule 35d-1 under the 1940 Act and therefore the requirement to adopt a policy thereunder.
Page 17 – Investment Strategy
9.    In the fourth bullet point, disclosure refers to a “defensible niche strategy or other barriers to entry.” Please revise this disclosure using clear, concise language.
Response: The Company has revised page 17 of the Amended Registration Statement to reflect the Staff’s comment.
Page 17 – Evolving Dynamics of Sponsor Financing
10.    Please ensure that the formatting is correct on all footnotes in the Registration Statement, and explain how an investor can access the cited sources (e.g., a website or subscription database).
Response: The Company has revised the Amended Registration Statement to reflect the Staff’s comment.
Page 19 – Overview of Market Opportunity
11.    Please spell out “M&A.”
Response: The Company has revised page 19 of the Amended Registration Statement to reflect the Staff’s comment.
Page 25 – Investment Evaluation
12.    In the first line of the first paragraph, disclosure states, “Each investment team intends to utilize a systematic, consistent approach to credit and portfolio company evaluation, with a particular focus on an acceptable level of debt repayment and deleveraging as well as accretive growth and exit assumptions under a ‘base case’ set of projections (the ‘Base Case’).” Please revise the sentence using clear, concise language.
Response: The Company has revised page 25 of the Amended Registration Statement to reflect the Staff’s comment.
Page 32 – The Private Offering
13.    In the third paragraph, disclosure states that, with respect to a defaulting shareholder, “the Company will be permitted to declare such investor to be in default of its obligations and will be permitted to pursue one or any combination of remedies as set forth in the governing subscription agreement.” Please summarize such remedies in this section.
Response: The Company has revised page 32 of the Amended Registration Statement to reflect the Staff’s comment.
14.    In the fifth paragraph, disclosure states, “While we expect each subscription agreement to reflect the terms and conditions summarized in the preceding paragraphs, we reserve the right to enter into subscription agreements that contain terms and conditions not found in the subscription agreements entered into with other investors, subject to applicable law. No shareholder will be granted, in its subscription agreement, the right to invest in Shares on more favorable economic terms and conditions than other shareholders.
    ”Please delete “, subject to applicable law.”
    After the first sentence, please add, “As a result, certain Company investors may be provided with certain terms that other Company investors will not receive.”
    After the last sentence, please add, “The Company represents that the Company and the Adviser have not entered, or will not enter, into subscription agreements with investors related to their investment in the Company that contravene applicable law, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940.”
Response: The Company has revised page 32 of the Amended Registration Statement to reflect the Staff’s comment.
Page 38 – Certain U.S. Federal Income Tax Consideration
15.    Disclosure here and elsewhere in the Registration Statement refers to “common stock.” Given that the Company is a Delaware statutory trust, please refer to “common shares” instead.
Response: The Company has revised the Amended Registration Statement to reflect the Staff’s comment.
Page 48 – Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.
16.    Please revise the disclosure here, and throughout the Registration Statement, to clarify that a change to the Company’s 80% policy under Rule 35d-1 requires 60 days’ notice (unless the Company has chosen to make this a fundamental policy, in which case such a change would require shareholder approval).
Response: The Company respectfully advises the Staff on a supplemental basis, as described in response to Comment #2 above, the Company does not believe it is subject to Rule 35d-1 under the 1940 Act and therefore the requirement to adopt a policy thereunder.
Page 60 – The loans we make in portfolio companies may become non-performing.
17.    Disclosure refers to “workout negotiations.” Please revise the disclosure using clear, concise language.
Response: The Company has revised page 61 of the Amended Registration Statement to reflect the Staff’s comment.
Page 62 – We may be exposed to risks associated with any OID income and PIK interest required to be included in taxable and accounting income prior to receipt of cash representing such income.
18.    Please add the following bullet point:
    Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds but more volatile than cash pay securities.
Response: The Company has revised page 63 of the Amended Registration Statement to reflect the Staff’s comment.

Lisa N. Larkin, Senior Counsel
July 3, 2024

Page 75 – Regulations governing our operation as a BDC will affect our ability to and the way in which we raise additional capital.
19.    Disclosure refers to the possibility that the Company may issue preferred shares. Please confirm that the Company will not issue preferred shares within one year of the effectiveness of the Registration Statement. Otherwise, please add appropriate strategy, risk, and dividend expenses disclosure.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company will not issue preferred shares within one year of the effectiveness of the Registration Statement.
Page 79 – Some of our investments may be subject to U.S. federal income tax imposed at corporate rates.
20.    Disclosure refers to the Company’s possible use of subsidiaries. Please disclose:
(a)    That “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.
(b)    That the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 61) on an aggregate basis with the subsidiary so that the Company treats the subsidiary’s debt as its own for purposes of Section 61.
(c)    That any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.
(d)    That the subsidiary complies with provisions relating to affiliated transactions and custody (Sections 17 and 57). Also, please identify the custodian of the subsidiary, if any.
(e)    Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.
Response: The Company respectfully advises the Staff on a supplemental basis that the subsidiaries referenced in the disclosure on page 79 of the Registration Statement will be wholly owned by the Company and the Company expects to consolidate any such wholly owned subsidiary for purposes of compliance with the 1940 Act. In this regard, there will be no separate investment advisory agreement between any wholly owned subsidiary of the Company and the Company’s investment adviser as any such wholly owned subsidiary will be governed by the investment advisory agreement by and between the Company and Churchill Asset Management LLC, the investment adviser of the Company. In addition, there will be no separate custody agreement for any wholly owned subsidiary of the Company as any wholly owned subsidiary will be governed by the terms of the custody agreement that the Company enters into with U.S. Bank. The Company has revised the disclosure on page 80 of the Amended Registration to reflect the disclosure requested by the SEC in bullets (a), (b), (d) and (e).
21.    Please explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not.
Response: The Company respectfully advises the Staff on a supplemental basis that the financial statements of any wholly owned subsidiaries of the Company will be consolidated with the Company.

Lisa N. Larkin, Senior Counsel
July 3, 2024

22.    Please confirm in correspondence that the subsidiary and its board of trustees will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
Response: The Company respectfully advises the Staff on a supplemental basis that any wholly owned subsidiary of the Company will agree to inspection by the Staff on the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. The Company, however, notes that any wholly owned subsidiary will not have a separate board of trustees.
23.    If the subsidiary is a foreign corporation, please confirm in correspondence that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
Response: The Company respectfully advises the Staff on a supplemental basis that any wholly owned subsidiaries of the Company will be domestic subsidiaries, rather than foreign subsidiaries.
24.    If the subsidiary is wholly owned, please confirm in correspondence that the subsidiary’s management fee (including any performance fee) will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table. Please also confirm that the Company does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Company.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company expects that any subsidiary will be wholly owned and the subsidiary’s management fee (including any performance fee) will be included in “Management Fees,” and any subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee and expenses table.
Page 100 – Item 7. Certain Relationships and Related Transaction, and Director Independence
25.    Please identify the independent trustees and how the Company determined those trustees are independent. See Item 407(a) of Regulation S-K.
Response: The Company has revised page 101 of the Amended Registration Statement to reflect the Staff’s comment.
Page 113 – Item 15. Financial Statements and Exhibits
26.    Please file an amended Form 10 with complete financial statements at least fifteen days prior to the Form 10’s effectiveness.
Response: The Company has included the audited financial statements of the Company in the Amended Registration Statement starting on page 112.
27.    Please add all exhibits, including an Indemnification Agreement for the trustees and officers, and include hyperlinks. We may have further comments.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to enter into any indemnification agreements with the Company’s trustees or officers. The Company has added as exhibits to the Amended Registration Statement the form of the material agreements and governing documents that the Company expects to enter into or otherwise adopt upon electing to be regulated as a BDC under the 1940 Act and that are currently available, and will provide any other agreements or governing documents by further amendment.

Lisa N. Larkin, Senior Counsel
July 3, 2024

Accounting Comments
28.    Please tell us if the Company will have leverage during the first 12 months.
Response: The Company respectfully advises the Staff on a supplemental basis that it expects to use leverage during the first 12 months of its operations.
29.    Please explain to us how the Company intends to account for any organization and offering costs incurred, including references to any applicable sections of U.S. GAAP.
Response: The Company respectfully advises the Staff on a supplemental basis that the organizational expenses will be expensed as incurred and are shown in the Company’s consolidated statement of operations pursuant to FASB ASC 720-15-25-1 of U.S. GAAP. In addition, as a closed-end investment company with a continuous offering period, offering expenses will be recognized as a deferred charge until operations begin, and thereafter amortized on a straight-line basis over 12 months pursuant to FASB ASC 946-20-25-6 and 946-20-35-5 of U.S. GAAP.
30.    Please tell us if the Company currently holds any investments, or intends to hold any investments prior to effectiveness of the Registration Statement. Has the Company entered into, or does it intend to enter into, any warehousing transaction for purposes of establishing the initial investment portfolio of the Company?
Response: The Company respectfully advises the Staff on a supplemental basis that it does not currently hold any investments but, prior to its election to be regulated as a BDC under the 1940 Act, certain funds affiliated with the Company will contribute certain portfolio investments to the Company. The foregoing is currently disclosed on pages 5, 84, and 104 of the Amended Registration Statement and the Company will amend the Registration Statement to provide the complete details of the transaction once the Company enters into the applicable asset purchase agreement.
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Please do not hesitate to call me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:	Jeffrey Long, Staff Accountant
Ryan Sutcliffe, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, Esq., General Counsel, Churchill Asset Management LLC
Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP